Exhibit 12.1

Raytheon Company

Computation of Ratio of Earnings to Fixed Charges

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	Six Months Ended June 27, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
Pre-tax income from continuing operations attributable to Raytheon Company common stockholders	$973	$2,889	$2,498	$2,225	$1,791	$1,366

Add:
Fixed charges	118	223	232	294	365	392
Amortization of capitalized interest	2	4	4	3	2	1

Less:
Capitalized interest	1	3	8	6	5	5

Income as adjusted	$1,092	$3,113	$2,726	$2,516	$2,153	$1,754

Fixed charges:
Portion of rents representative of interest factor	$52	$97	$95	$92	$88	$82
Interest on indebtedness	65	123	129	196	272	305
Capitalized interest	1	3	8	6	5	5

Fixed charges	$118	$223	$232	$294	$365	$392

Ratio of earnings to fixed charges	9.3	14.0	11.8	8.6	5.9	4.5